

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



06015187



3 July 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D. C. 20549

Dear Sirs

SUPPL

Re :   Exemption No. 82-3319
        Issuer   : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 July 2006, Re : Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc   Ms Andres Estay   - The Bank of New York
                                ADR Department
                                101 Barclay St., 22nd Floor
                                New York
                                NY 10286

PROCESSED
JUL 1 8 2006
THOMSON
FINANCIAL



Form Version 2.0
General Announcement
Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 03/07/2006 05:41:05 PM
Reference No SC-060703-52BA6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type   :   ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("Silverstone" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Silverstone hereby announce that the Company is considering options in formulating its plan to regularise its financial condition ("Regularisation Plan"). The Company will make the necessary announcement on the Regularisation Plan in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

- 3 JUL 2006

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